SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment # __4___)

  Occam Networks, Inc.

(Name of Issuer)

             Common Stock, par value $0.001 per share

(Title of Class of Securities)

     67457P101

(CUSIP Number)

Hilary Strain

One Embarcadero Center, Suite 3700

San Francisco, CA 94111

                         (415) 362-4022

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

                    February 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box :.

Note:  Six copies of this statement, including all exhibits, should be filed with the Commission.  See Rule 13d-1(a) for other parties to whom copies are to be sent.

(Continued on following page(s))

CUSIP No. 67457P101 13D
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Partners II, Inc.
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization California
Exit Filing Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 685,908
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 685,908
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 685,908
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 3.5% Exit Filing
(14) Type Of Reporting Person IA
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 2 of 13 Pages

CUSIP No. 67457P101 13D
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta California Partners III, L.P.
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization Delaware
Exit Filing Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 685,908
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 685,908
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 685,908
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 3.5% Exit Filing
(14) Type Of Reporting Person PN
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 3 of 13 Pages

CUSIP No. 67457P101 13D
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta Embarcadero Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization California
Exit Filing Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 685,908
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 685,908
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 685,908
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 3.5% Exit Filing
(14) Type Of Reporting Person CO
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 4 of 13 Pages

CUSIP No. 67457P101 13D
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Alta California Management Partners III, LLC
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* WC
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization Delaware
Exit Filing Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 685,908
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 685,908
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 685,908
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 3.5% Exit Filing
(14) Type Of Reporting Person CO
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 5 of 13 Pages

CUSIP No. 67457P101 13D
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Garrett Gruener
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization U.S.A
Exit Filing Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 685,908
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 685,908
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 685,908
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 3.5% Exit Filing
(14) Type Of Reporting Person IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 6 of 13 Pages

CUSIP No. 67457P101 13D
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Guy P. Nohra
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization U.S.A.
Exit Filing Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 685,908
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 685,908
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 685,908
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 3.5% Exit Filing
(14) Type Of Reporting Person IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 7 of 13 Pages

CUSIP No. 67457P101 13D
(1) Names of Reporting Persons. SS or I.R.S. Identification Nos. of Above Persons Daniel Janney
(2) Check The Appropriate Box If A Member Of A Group (a) [ ] (b) [X]
(3) SEC Use Only
(4) Source Of Funds* AF
(5) Check Box If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(d) Or 2(e) : [ ]
(6) Citizenship Or Place Of Organization U.S.A.
Exit Filing Number Of Shares Beneficially Owned By Each Reporting Person With:	(7) Sole Voting Power -0-
(8) Shared Voting Power 685,908
(9) Sole Dispositive Power -0-.
(10) Shared Dispositive Power 685,908
(11) Aggregate Amount Beneficially Owned By Each Reporting Person 685,908
(12) Check If The Aggregate Amount In Row (11) Excludes Certain Shares* [ ]
(13) Percent Of Class Represented By Amount In Row (11) 3.5% Exit Filing
(14) Type Of Reporting Person IN
*SEE INSTRUCTION BEFORE FILLING OUT!

Page 8 of 13 Pages

Item 1.

Security and Issuer.

This statement relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Occam Networks, Inc., a California corporation (the “Issuer”).  The principal executive offices of the Issuer are located at 77 Robin Hill Road, Santa Barbara, CA 93117.

EXIT FILING --- On February 20, 2007, the funds affiliated with Alta Partners distributed an aggregate of 824,180 shares of stock, respectively, of Occam Networks to its limited partners, general partner, and members. The funds affiliated with Alta Partners retain a 3.5% ownership in the shares of the Issuer. See item 5a.

Item 2.

Identity and Background.

(a)

This Exit Filing is being filed by (i) Alta California Partners III, L.P., a Delaware limited partnership (“ACPIII”), by virtue of it being the record owner of 663,504 shares of  Common Stock  of the Issuer; (ii) Alta Embarcadero Partners III, LLC, a California limited liability company (“AEPIII”) by virtue of it being the record owner of 22,404 shares of Common Stock of the Issuer; (iii) Alta California Management Partners III, LLC, a Delaware limited liability company (“ACMPIII”), by virtue of being the sole general partner of ACPIII; (iv) Alta Partners II, Inc., a California corporation (“APII”), by virtue of being the management advisory company of ACPIII, AEPIII and ACMPIII; and (v) Garrett Gruener, Guy Nohra and Daniel Janney (collectively referred to as the “Managing Directors”), by virtue of being the managing directors of ACMPIII and officers or employees of APII. ACPIII, AEPIII, ACMPIII, APII, and the Managing Directors are sometimes hereinafter collectively referred to as the “Reporting Persons”. By virtue of the relationships described above and their roles with APII, each of the Managing Directors may be deemed to control APII and ACMPIII, and therefore, may be deemed to possess indirect beneficial ownership of shares of Common Stock held by ACPIII and AEPIII.  However, none of the Managing Directors, acting alone, has voting or investment power with respect to the shares of the Common Stock directly beneficially held by ACPIII and AEPIII and, as a result, the Managing Directors disclaim beneficial ownership of the shares of Common Stock directly beneficially owned by ACPIII and AEPIII, except to the extent of their pecuniary interest therein.  AEPIII is a side company that makes all investments pro rata to the capital of ACPIII with all allocations made to its members based on paid-in capital.  The Managing Directors, by virtue of being managing directors of ACPIII and the managers of AEPIII, are affiliates of APII.

(b)

The principal executive offices of ACPIII, AEPIII, ACMPIII, APII, and the business address of each Managing Director, are located at One Embarcadero Center, Suite 3700, San Francisco, California 94111.

(c)

APII provides investment advisory services to several venture capital firms, including ACPIII and AEPIII.  ACPIII and AEPIII’s principal business is acting as venture capital investment vehicles.  ACMPIII’s principal business is acting as managing director of ACPIII.  Each of the Managing Directors’ principal business is acting as a managing director of ACMPIII and as an officer or employee of APII.

(d)

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the past five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

(f)

APII is a California corporation.  ACPIII is a Delaware limited partnership.  AEPIII is a California limited liability company. ACMPIII is a Delaware limited liability company.  Each of the Managing Directors is a citizen of the United States.

Page 9 of 13 Pages

Item 3.

Source and Amount of Funds or Other Consideration.

N/A Exit Filing. On February 20, 2007, Alta California Partners III, LP and Alta Embarcadero Partners III, LP distributed 797,259 and 26,921 shares of stock, respectively, of Occam Networks to its limited partners, general partner, and members.

Item 4.

Purpose of Transaction.

Exit Filing. On February 20, 2007, Alta California Partners III, LP and Alta Embarcadero Partners III, LP distributed 797,259 and 26,921 shares of stock, respectively, of Occam Networks to its limited partners, general partner, and members.

Item 5.

Interest in Securities of the Issuer.

(a)

Exit Filing --- ACP III is the record owner of 663,504 shares of Common Stock of the Issuer or approximately 3.4% of the outstanding shares of Common Stock of the Issuer. AEP III is the record owner of 22,404 shares of Common Stock of the Issuer or approximately 0.1% of the outstanding shares of Common Stock of the Issuer. The shares held of record by ACP III and AEP III are referred to herin collectively as the “Record Shares”. By virtue of its relationship with ACP III, ACMP III may be deemed to own beneficially 663,504 shares of Common Stock or approximately 3.4% of the outstanding shares of Common Stock of the Issuer. By virtue of their affiliate relationships with ACP III, AEP III, ACMP III and AP II, each Managing Director may be deemed to own beneficially all of the Record Shares or approximately 3.5% of the outstanding shares of Common Stock of the Issuer. The Managing Directors expressly disclaim beneficial ownership of any shares of Common Stock of the Issuer beneficially owned by the foregoing funds, except to the extent of their proportionate pecuniary interests therein.

The foregoing percentages are calculated based upon 19,626,874 shares of the Issuer’s Common Stock reported to be outstanding as of November 2, 2006 in a Rule 424B1, filed by the Issuer with the Securities and Exchange Commision on November 2, 2006.

(b)

ACPIII has the power to direct the disposition of and vote 663,504 shares of Common Stock. AEPIII has the power to direct disposition of and vote 22,404 shares of Common Stock. By virtue of its relationships with ACPIII, AEPIII and ACMPIII may be deemed to have the power to direct the disposition of and vote 685,908 shares of Common Stock. By virtue of their affiliate relationships with ACPIII, AEPIII, APII and each Managing Director may be deemed to have the power to direct the disposition of and vote the Record Shares.

(c)

Except as set forth above, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Common Stock during the last 60 days.

(d)

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock) beneficially owned by any of the Reporting Persons.

(e)

On February 20, 2007, the Reporting Persons ceased to be the beneficial owner of more than five percent of the Issuer’s Common Stock.

Page 10 of 13 Pages

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to the terms of the Underwriting Agreement, Alta California Partners III, L.P. and Alta Embarcadero Partners III, LLC are granted, subject to certain restrictions and limitations, certain shelf registration rights with respect to the remaining shares of Common Stock retained by such entities.

The Underwriting Agreement is hereby incorporated in its entirety by this reference.

Item 7.

Material to be Filed as Exhibits.

Exhibit A:  Joint Filing Statement.

Exhibit B:  Occam Networks, Inc. Common Stock Underwriting Agreement dated November 1, 2006.

Page 11 of 13 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 23, 2007

Alta Partners II, Inc.

By:       /s/ /Jean Deleage

Jean Deleage, President

Alta California Partners III, L.P.

By Alta California Management Partners III, LLC

By:        /s/ / Guy Nohra

Guy Nohra, Managing Director

Alta California Management Partners III, LLC

By:        /s/ / Guy Nohra

Guy Nohra, Member

Alta Embarcadero Partners III, LLC

By:        /s/ / Guy Nohra

Guy Nohra, Manager

             /s/ Garrett Gruener

Garrett Gruener

            /s/ Guy Nohra

Guy Nohra

           /s/ Daniel Janney

Daniel Janney

Page 12 of 13 Pages

EXHIBIT A

Joint Filing Statement

We, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on behalf of each of us.

Date:  February 23, 2007

Alta Partners II, Inc.

By:            /s/ /Jean Deleage

Jean Deleage, President

Alta California Partners III, L.P.

By Alta California Management Partners III, LLC

By:        /s/ / Guy Nohra

Guy Nohra, Managing Director

Alta California Management Partners III, LLC

By:        /s/ / Guy Nohra

Guy Nohra, Member

Alta Embarcadero Partners III, LLC

By:        /s/ / Guy Nohra

Guy Nohra, Manager

              /s/ Garrett Gruener

Garrett Gruener

            /s/ Guy Nohra

Guy Nohra

            /s/ Daniel Janney

Daniel Janney

Page 13 of 13 Pages

Exhibit B

Occam Networks, Inc.

Common Stock

Underwriting Agreement

November 1, 2006

Thomas Weisel Partners LLC
Jefferies & Company, Inc.

Canaccord Adams Inc.

Merriman Curhan Ford & Co.
As representatives of the Underwriters
named in Schedule I hereto,
c/o Thomas Weisel Partners LLC
One Montgomery Street, Suite 3700
San Francisco, CA 94104

Ladies and Gentlemen:

Occam Networks, Inc., a Delaware Corporation (“Company”), proposes, subject to the terms and conditions stated herein, to issue and sell to the Underwriters named in Schedule I hereto (the “Underwriters”) an aggregate of 5,250,000 shares of common stock (“Stock”), par value $0.001 per share, of the Company, and the stockholders of the Company named in Schedule II hereto (the “Selling Stockholders”) propose, subject to the terms and conditions stated herein, to sell to the Underwriters an aggregate of 1,500,000 shares. Certain selling stockholders, together with certain members of management, have granted the underwriters a 30-day option to purchase up to an additional 755,000 shares, and the Company has granted the Underwriters a 30-day option to purchase up to an additional 32,500 shares, in each case solely to cover over-allotments, if any.  The aggregate of 3,750,000 shares to be sold by the Company and the Selling Stockholders is herein called the “Firm Shares” and the aggregate of 787,500 additional shares to be sold by the Company and the Selling Stockholders is herein called the “Optional Shares”.  The Firm Shares and the Optional Shares that the Underwriters elect to purchase pursuant to Section 2 hereof are herein collectively called the “Shares”.  Thomas Weisel Partners LLC and Jefferies & Company, Inc. are acting as the lead managers (the “Lead Managers”) in connection with the public offer and sale of the Shares contemplated herein (the “Offering”).

(a)

The Company represents and warrants to, each of the Underwriters as of the date hereof, and agrees with, each of the Underwriters that:

A registration statement on Form S-1 (File No. 333-134318) (including all pre-effective amendments thereto, the “Initial Registration Statement”) in respect of the Shares has been filed with the Securities and Exchange Commission (the “Commission”); the Initial Registration Statement and any post-effective amendment thereto, each in the form heretofore delivered to you, and, excluding exhibits thereto, to you for each of the other Underwriters, have been declared effective by the Commission in such form; other than a registration statement, if any, increasing the size of the offering (a “Rule 462(b) Registration Statement”), filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended (the “Act”), which became effective upon filing, no other document with respect to the Initial Registration Statement has heretofore been filed with the Commission; and no stop order suspending the effectiveness of the Initial Registration Statement, any post-effective amendment thereto or the Rule 462(b) Registration Statement, if any, has been issued and no proceeding for that purpose has been initiated or, to the knowledge of the Company, threatened by the Commission (any preliminary prospectus included in the Initial Registration Statement or filed with the Commission pursuant to Rule 424(a) of the rules and regulations of the Commission under the Act is hereinafter called  a “Preliminary Prospectus”) the various parts of the Initial Registration Statement and the Rule 462(b) Registration Statement, if any, including all exhibits thereto and including the information contained in the form of final prospectus filed with the Commission pursuant to

Rule 424(b) under the Act in accordance with Section 6(a) hereof and deemed by virtue of Rule 430A under the Act to be part of the Initial Registration Statement at the time it was declared effective, each as amended at the time such part of the Initial Registration Statement became effective or such part of the Rule 462(b) Registration Statement, if any, became or hereafter becomes effective, are hereinafter collectively called the “Registration Statement”; the Preliminary Prospectus relating to the Shares that was included in the Registration Statement immediately prior to the Applicable Time (as defined in Section 1(a)(iii) hereof) is hereinafter called the “Pricing Prospectus”; such final prospectus, in the form first filed pursuant to Rule 424(b) under the Act, is hereinafter called the  “Prospectus”; and any “issuer free writing prospectus” as defined in Rule 433 under the Act relating to the Shares is hereinafter called an “Issuer Free Writing Prospectus”; and the Pricing Prospectus, as supplemented by the Issuer Free Writing Prospectuses, if any, attached and identified in Schedule III hereto, taken together, are hereafter referred to collectively as the “Pricing Disclosure Package;”

(a) Based on the advice of the Commission, no order preventing or suspending the use of any Preliminary Prospectus or any Issuer Free Writing Prospectus has been issued by the Commission.

(b) The Registration Statement, when it became effective, conformed (and to the extent amended or supplemented, will conform) in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, and did not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through one of the Lead Managers expressly for use therein or by a Selling Stockholder expressly for use in the preparation of the answers therein to Items 7 and 11(m) and (n) of Form S-1;

For the purposes of this Agreement, the “Applicable Time” is 9:00 p.m. (Eastern time) on the date of this Agreement.  The Pricing Disclosure Package, as of the Applicable Time, did not include any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading; and each Issuer Free Writing Prospectus listed on Schedule III hereto does not conflict with the information contained in the Registration Statement or the Pricing Prospectus and, as of the Applicable Time, complied in all material respects with the applicable provisions of the Act and the rules and regulations of the Commission thereunder; provided, however, that this representation and warranty shall not apply to statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through one of the Lead Managers expressly for use therein or by a Selling Stockholder expressly for use in the preparation of the answers therein to Items 7 and 11(m) and (n) of Form S-1;

The Prospectus conforms as of its date, and any further amendments or supplements to the Prospectus will conform, in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder and do not and will not, as of the applicable effective date as to the Registration Statement and any amendment thereto and as of the applicable filing date as to the Prospectus and any amendment or supplement thereto, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading; provided, however, that this representation and warranty shall not apply to any statements or omissions made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through one of the Lead Managers expressly for use therein or by a Selling Stockholder expressly for use in the preparation of the answers therein to Items 7 and 11(m) and (n) of Form S-1;

Neither the Company nor its subsidiary has sustained since the date of the latest audited financial statements included in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Pricing Prospectus, except for such loss or interference as would not, individually or in the aggregate, have a material adverse effect on the business, prospects, operations, assets, condition (financial or otherwise), stockholders’ equity (as applicable) or results of operations of the Company and its subsidiary taken as a whole (a “Material Adverse Effect”); and, since the respective dates as of which information is given in the Registration Statement and the Pricing Prospectus, there has not been any material change in the capital stock (other than the grant of equity incentives to officers, employees and consultants in the ordinary course of business) or long-term debt of the Company or its subsidiary or any material adverse change, or any development involving a prospective material adverse change, in or affecting the business, operations, assets, condition (financial or otherwise) or results of operations of the Company and its subsidiary taken as a whole, otherwise than as set forth or contemplated in the Pricing Prospectus;

Neither the Company nor its subsidiary owns any real property.  The Company and its subsidiary have good and valid title to all personal property owned by them, in each case free and clear of all liens, encumbrances and defects except such as are described in the Pricing Prospectus or such as do not materially affect the value of such property and do not interfere with the use made and proposed to be made of such property by the Company or its subsidiary; and any real property and buildings held under lease by the Company and its subsidiary are held by them under valid, subsisting and enforceable leases with such exceptions as are not material and do not interfere with the use made and proposed to be made of such real property and buildings by the Company and its subsidiary;

The Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of the Delaware, with all requisite corporate power and authority to own or hold its properties and conduct its business as described in the Pricing Prospectus, and has been duly qualified as a foreign corporation for the transaction of business and is in good standing under the laws of each other jurisdiction in which its ownership or lease of property or the conduct of its business requires such qualification, except where the failure to so qualify would not reasonably be expected to have a Material Adverse Effect; and the subsidiary of the Company has been duly incorporated and is validly existing as a corporation in good standing under the laws of its jurisdiction of incorporation;

The Company has an authorized capitalization as set forth in the Pricing Prospectus, and all of the issued shares of capital stock of the Company have been duly and validly authorized and issued, are fully paid and non-assessable and conform to the description of the Stock contained in the Pricing Prospectus and the Prospectus; and all shares of capital stock or other ownership interests of the subsidiary have been duly and validly authorized and issued, are fully paid and non-assessable and (except for directors’ qualifying shares) are owned directly or indirectly by the Company, free and clear of all liens, encumbrances, equities or claims, except to such extent as would not, individually or in the aggregate, have a Material Adverse Effect;

The Shares have been duly and validly authorized and, when issued and delivered against payment therefor as provided herein, will be duly and validly issued and fully paid and non-assessable and will conform to the description of the Stock contained in the Pricing Prospectus and the Prospectus;

The issue and sale of the Shares to be sold by the Company and the compliance by the Company with all of the provisions of this Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or give rise to a right of termination under any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which the Company or its subsidiary is a party or by which the Company or its subsidiary is bound or to which any of the property or assets of the Company or of its subsidiary is subject, except for such breaches or violations as would not, individually or in the aggregate, have a Material Adverse Effect, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-laws of the Company or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the Company or its subsidiary or any of their properties;

No consent, approval, authorization, order, registration, qualification, permit, license, exemption, filing or notice (each an “Authorization”) of, from, with or to any court, tribunal, government, governmental or regulatory authority, self-regulatory organization or body (each, a “Regulatory Body”) is required for the issue and sale of the Shares by the Company or the consummation by the Company of the transactions contemplated by this Agreement, except (A) the registration of the Shares under the Act; (B) such consents, approvals, authorizations, registrations or qualifications as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of the Shares by the Underwriters; and (C) such other Authorizations the absence of which would not, individually or in the aggregate, have a Material Adverse Effect; and no event has occurred that has resulted in or that would reasonably be expected to result in the revocation, suspension, termination or invalidation of any such Authorization;

All corporate action (including those of stockholders) necessary for the Company to consummate the transactions contemplated in this Agreement have been obtained and are in effect;

Neither the Company nor its subsidiary is (A) in violation of its Certificate of Incorporation or By-laws or other organizational documents or (B) in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any indenture, mortgage, deed of trust, loan agreement, lease or other agreement or instrument to which it is a party or by which it or any of its properties may be bound, except for such defaults specified under subparagraph (B) herein that would not, individually or in the aggregate, have a Material Adverse Effect;

The statements set forth in the Pricing Prospectus and the Prospectus under the caption “Description of Capital Stock”, insofar as they purport to constitute a summary of the terms of the Stock, are accurate, complete and fair;

Other than as set forth in the Pricing Prospectus, there are no legal or governmental proceedings pending to which the Company or its subsidiary is a party or of which any property of the Company or its subsidiary is the subject which, if determined adversely to the Company or its subsidiary, could reasonably be expected to, individually or in the aggregate, have a Material Adverse Effect; and, to the Company’s knowledge, no such proceedings are threatened or contemplated by governmental authorities or threatened by others;

The Company is not and, after giving effect to the offering and sale of the Shares and the application of the proceeds thereof, will not be an “investment company”, as such term is defined in the Investment Company Act of 1940, as amended (the “Investment Company Act”);

At the time of filing the Initial Registration Statement, the Company was not an “ineligible issuer,” as defined in Rule 405 under the Act;

Singer Lewak Greenbaum & Goldstein LLP and PricewaterhouseCoopers LLP, who have certified certain financial statements of the Company and its subsidiary, are independent public accountants as required by the Act and the rules and regulations of the Commission thereunder;

The financial statements of the Company and its subsidiary (including all notes and schedules thereto) included in the Registration Statement, the Pricing Disclosure Package, and Prospectus present fairly the financial condition, results of operations, cash flows and stockholders’ equity of the Company and its consolidated subsidiary at the dates indicated and for the periods specified; such financial statements have been prepared in conformity with generally accepted accounting principles, consistently applied throughout the periods involved; and the summary and selected financial data included in the Registration Statement, the Pricing Prospectus, and the Prospectus present fairly the information shown therein as at the respective dates and for the respective periods specified and are derived from the consolidated financial statements set forth in the Registration Statement, the Pricing Prospectus and the Prospectus and other financial information;

Since the date of the latest audited financial statements of the Company included in the Pricing Prospectus, there has been no change in the Company’s internal control over financial reporting (as such term is defined in Rule 13(a)-15(f) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting (other than as set forth in the Pricing Prospectus);

The Company maintains disclosure controls and procedures (as such term is defined in Rule 13a-15(e) under the Exchange Act) that comply with the requirements of the Exchange Act; such disclosure controls and procedures have been designed to ensure that material information relating to the Company and its subsidiary is made known to the Company’s principal executive officer and principal financial officer by others within those entities; and other than set forth in the Pricing Prospectus, such disclosure controls and procedures are effective.

No relationship, direct or indirect, exists between or among the Company, on the one hand, and the directors, officers, stockholders, customers or suppliers of the Company, on the other hand, which is required to be described in the Registration Statement, the Pricing Prospectus and the Prospectus and which is not so described.  There are no outstanding loans, advances or guarantees of indebtedness by the Company to or for the benefit of any of the executive officers or directors of the Company, except as disclosed in the Registration Statement, the Pricing Prospectus and the Prospectus;

To the knowledge of the Company, no person associated with or acting on behalf of the Company, including, without limitation any director, officer, agent or employee of the Company or its subsidiary has, directly or indirectly, while acting on behalf of the Company or its subsidiary (A) used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (B) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns from corporate funds, (C) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended or (D) made any other unlawful payment;

Except as contemplated by this Agreement and as disclosed in the Registration Statement, the Pricing Prospectus, and the Prospectus, no person is entitled to receive from the Company a brokerage commission, finder’s fee or other like payment in connection with the transactions contemplated herein;

Neither the Company nor its subsidiary or controlled affiliates does business with the government of, or with any person located in any country in a manner that violates in any material respect any of the economic sanctions programs or similar sanctions-related measures of the United States as administered by the United States Treasury Department’s Office of Foreign Assets Control; and the net proceeds from this offering will not be used to fund any operations in, finance any investments in or make any payments to any country, or to make any payments to any person, in a manner that violates any of the economic sanctions of the United States administered by the United States Treasury Department’s Office of Foreign Assets Control;

Except as identified in the Pricing Prospectus, there are no contracts, agreements or understandings between the Company and any person granting such person the right (other than rights which have been waived in writing or otherwise satisfied) to require the Company to file a registration statement under the Securities Act with respect to any securities of the Company owned or to be owned by such person or to require the Company to include such securities in the securities registered pursuant to the Registration Statement or in any securities being registered pursuant to any other registration statement filed by the Company under the Securities Act;

Except as disclosed in the Pricing Prospectus, the Company and its subsidiary own or possess adequate rights to use all material patents, patent applications, trademarks, service marks, trade names, trademark registrations, service mark registrations, copyrights, licenses, know-how, software, systems and technology (including trade secrets and other unpatented and/or unpatentable proprietary or confidential information, systems or procedures) necessary for the conduct of the Company's business and have no reason to believe that the conduct of the Company's business will conflict with, and have not received any notice of any claim of conflict with, any such rights of others that, if determined adversely to the Company, would reasonably be expected to have a Material Adverse Effect.

Each of the Selling Stockholders severally and not jointly represents and warrants to, and agrees with, each of the Underwriters that:

All consents, approvals, authorizations and orders necessary for the execution and delivery by such Selling Stockholder of this Agreement and the Power of Attorney and the Custody Agreement hereinafter referred to, and for the sale and delivery of the Shares to be sold by such Selling Stockholder hereunder, have been obtained, except for any such consent, approval, authorization or order as may be required under state securities or Blue Sky laws; and such Selling Stockholder has full right, power and authority to enter into this Agreement, the Power of Attorney and the Custody Agreement and to sell, assign, transfer and deliver the Shares to be sold by such Selling Stockholder hereunder;

The sale of the Shares to be sold by such Selling Stockholder hereunder and the compliance by such Selling Stockholder with all of the provisions of this Agreement, the Power of Attorney and the Custody Agreement and the consummation of the transactions herein contemplated will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which such Selling Stockholder is a party or by which such Selling Stockholder is bound or to which any of the property or assets of such Selling Stockholder is subject, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-laws of such Selling Stockholder if such Selling Stockholder is a corporation, the Partnership Agreement of such Selling Stockholder if such Selling Stockholder is a partnership, or any other organizational and/or governing document of such Selling Stockholder if such Selling Stockholder is not a natural person, or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over such Selling Stockholder or the property of such Selling Stockholder, except for such breaches, defaults or violations that would not have an adverse effect on the ability of such Selling Stockholder to perform its obligations under this Agreement;

Such Selling Stockholder has, and immediately prior to each Time of Delivery (as defined in Section 5 hereof) such Selling Stockholder will have, good and valid title to the Shares to be sold by such Selling Stockholder hereunder, free and clear of all liens, encumbrances, equities or claims; and, assuming that each Underwriter acquires its interest in the Shares it has purchased from such Selling Stockholder without notice of any adverse claim (within the meaning of Section 8-105 of the New York Uniform Commercial Code (“UCC”)), each Underwriter that has purchased such Shares delivered at the Time of Delivery to the Depository Trust company (“DTC”) or other securities intermediary by making payment therefor as provided herein, and that has had such Shares credited to the securities accounts of such Underwriter maintained with the DTC or such other securities intermediary will have acquired a security entitlement (within the meaning of Section 8-102(a) of the UCC) to such Shares purchased by such Underwriter, and no action based on an adverse claim (within the meaning of Section 8-105 of the UCC) may be asserted successfully against each Underwriter with respect to such Shares;

Such Selling Stockholder has not taken and will not take, directly or indirectly, any action which is designed to or which would reasonably be expected to cause or result in stabilization or manipulation of the price of any security of the Company to facilitate the sale or resale of the Shares;

Solely to the extent that any statements or omissions made in the Registration Statement, the Pricing Prospectus, the Prospectus or any amendment or supplement thereto are made in reliance upon and in conformity with written information furnished to the Company by such Selling Stockholder expressly for use therein, such Pricing Prospectus, Prospectus, and Registration Statement did not, and the Prospectus and any further amendments or supplements to the Registration Statement and the Prospectus, when they become effective or are filed with the Commission, as the case may be, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading;

In order to document the Underwriters’ compliance with the reporting and withholding provisions of the Tax Equity and Fiscal Responsibility Act of 1982 with respect to the transactions herein contemplated, such Selling Stockholder will deliver to you prior to or at the First Time of Delivery (as defined in Section 4) a properly completed and executed United States Treasury Department Form W-9 (or other applicable form or statement specified by Treasury Department regulations in lieu thereof);

Certificates in negotiable form representing all of the Shares to be sold by such Selling Stockholder hereunder have been placed in custody under a Custody Agreement, in the form heretofore furnished to you (the “Custody Agreement”), duly executed and delivered by such Selling Stockholder to U.S. Stock Transfer Corporation, as custodian (the “Custodian”), and such Selling Stockholder has duly executed and delivered a Power of Attorney, in the form heretofore furnished to you (the “Power of Attorney”), appointing the persons indicated in Schedule II hereto, and each of them, as such Selling Stockholder’s attorneys-in-fact (the “Attorneys-in-Fact”) with authority to execute and deliver this Agreement on behalf of such Selling Stockholder, to determine the purchase price to be paid by the Underwriters to the Selling Stockholders as provided in Section 2 hereof, to authorize the delivery of the Shares to be sold by such Selling Stockholder hereunder and otherwise to act on behalf of such Selling Stockholder in connection with the transactions contemplated by this Agreement and the Custody Agreement; and

The Shares represented by the certificates held in custody for such Selling Stockholder under the Custody Agreement are subject to the interests of the Underwriters hereunder; the arrangements made by such Selling Stockholder for such custody, and the appointment by such Selling Stockholder of the Attorneys-in-Fact by the Power of Attorney, are to that extent irrevocable; the obligations of the Selling Stockholders hereunder shall not be terminated by operation of law, whether by the death or incapacity of any individual Selling Stockholder or, in the case of an estate or trust, by the death or incapacity of any executor or trustee or the termination of such estate or trust, or in the case of a partnership or corporation, by the dissolution of such partnership or corporation, or by the occurrence of any other event; if any individual Selling Stockholder or any such executor or trustee should die or become incapacitated, or if any such estate or trust should be terminated, or if any such partnership or corporation should be dissolved, or if any other such event should occur, before the delivery of the Shares hereunder, certificates representing the Shares shall be delivered by or on behalf of such Selling Stockholder in accordance with the terms and conditions of this Agreement and of the Custody Agreement; and actions taken by the Attorneys-in-Fact pursuant to the Power of Attorney shall be as valid as if such death, incapacity, termination, dissolution or other event had not occurred, regardless of whether or not the Custodian, the Attorneys-in-Fact, or any of them, shall have received notice of such death, incapacity, termination, dissolution or other event.

Subject to the terms and conditions herein set forth, (a) the Company and each of the Selling Stockholders agree, severally and not jointly, to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from the Company and each of the Selling Stockholders, at a purchase price per share of $13.23, the number of Firm Shares (to be adjusted by the Lead Managers so as to eliminate fractional shares) determined by multiplying the aggregate number of Firm Shares to be sold by the Company and each of the Selling Stockholders as set forth opposite their respective names in Schedule II hereto by a fraction, the numerator of which is the aggregate number of Firm Shares to be purchased by such Underwriter as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the aggregate number of Firm Shares to be purchased by all of the Underwriters from the Company and all of the Selling Stockholders hereunder and (b) in the event and to the extent that the Underwriters shall exercise the election to purchase Optional Shares as provided below, each of the Selling Stockholders agrees, severally and not jointly, to sell to each of the Underwriters, and each of the Underwriters agrees, severally and not jointly, to purchase from each of the Selling Stockholders, at the purchase price per share set forth in clause (a) of this Section 2, that portion of the number of Optional Shares as to which such election shall have been exercised (to be adjusted by the Lead Managers so as to eliminate fractional shares) determined by multiplying such number of Optional Shares by a fraction the numerator of which is the maximum number of Optional Shares which such Underwriter is entitled to purchase as set forth opposite the name of such Underwriter in Schedule I hereto and the denominator of which is the maximum number of Optional Shares that all of the Underwriters are entitled to purchase hereunder.

The Selling Stockholders, as and to the extent indicated in Schedule II hereto, hereby grant, severally and not jointly, to the Underwriters the right to purchase at their election up to an aggregate of 787,500 Optional Shares, at the purchase price per share set forth in the paragraph above, for the sole purpose of covering sales of shares in excess of the number of Firm Shares.  Any such election to purchase Optional Shares shall be made in proportion to the number of Optional Shares to be sold by the Selling Stockholders listed in Schedule II.  Any such election to purchase Optional Shares may be exercised only by written notice from you to the Company and the Attorneys-in-Fact, given within a period of 30 calendar days after the date of this Agreement and setting forth the aggregate number of Optional Shares to be purchased and the date on which such Optional Shares are to be delivered, as determined by you but in no event earlier than the First Time of Delivery (as defined in Section 4 hereof) or, unless you and the Company and the Attorneys-in-Fact otherwise agree in writing, earlier than two or later than five business days after the date of such notice.

Upon the authorization by you of the release of the Firm Shares, the several Underwriters propose to offer the Firm Shares for sale upon the terms and conditions set forth in the Prospectus.

(a)

The Company will deliver the Shares to be sold by the Company and the Custodian will deliver or cause to be delivered the Shares to be sold by the Selling Stockholders, in each case to Thomas Weisel Partners LLC, for the account of each Underwriter, against payment by or on behalf of each such Underwriter of the purchase price therefor by wire transfer of Federal (same-day) funds to the account specified by the Company and each of the Selling Stockholders, as their interests may appear, to Thomas Weisel Partners LLC by causing the DTC to credit the Shares to the account of Thomas Weisel Partners LLC at DTC.  The time and date of such delivery and payment shall be, with respect to the Firm Shares, 10:00 a.m., New York time, on November [7,] 2006, or such other time and date as Thomas Weisel Partners LLC and the Company may agree upon in writing, and, with respect to the Optional Shares, 10:00 a.m., New York time, on the date specified by Thomas Weisel Partners LLC in the written notice given by Thomas Weisel Partners LLC of the Underwriters’ election to purchase such Optional Shares, or such other time and date as Thomas Weisel Partners LLC and the Company may agree upon in writing.  Such time and date for delivery of the Firm Shares is herein called the “First Time of Delivery”, such time and date for delivery of the Optional Shares, if not the First Time of Delivery, is herein called the “Second Time of Delivery”, and each such time and date for delivery is herein called a “Time of Delivery”.

The documents to be delivered at each Time of Delivery by or on behalf of the parties hereto pursuant to Section 9 hereof, including the cross receipt for the Shares and any additional documents requested by the Underwriters pursuant to Section 9(l) hereof, will be delivered at the offices of Wilson Sonsini Goodrich & Rosati, PC, 650 Page Mill Road, Palo Alto, CA 94340-1050 (the “Closing Location”), and the Shares will be delivered at the office of DTC or its designated custodian (the “Designated Office”), all at such Time of Delivery.  A meeting will be held at the Closing Location at 3:00 p.m., New York City time, on the New York Business Day next preceding such Time of Delivery, at which meeting the final drafts of the documents to be delivered pursuant to the preceding sentence will be available for review by the parties hereto.  For the purposes of this Section 4, “New York Business Day” shall mean each Monday, Tuesday, Wednesday, Thursday and Friday which is not a day on which banking institutions in New York City are generally authorized or obligated by law or executive order to close.

Each of the Company and the Selling Stockholders acknowledges and agrees that (i) the purchase and sale of the Shares pursuant to this Agreement is an arm’s-length commercial transaction between the Company and the Selling Stockholders, on the one hand, and the several Underwriters, on the other, (ii) in connection therewith and with the process leading to such transaction each Underwriter is acting solely as a principal and not the agent or fiduciary of the Company or the Selling Stockholders, (iii) no Underwriter has assumed an advisory or fiduciary responsibility in favor of the Company or the Selling Stockholders with respect to the offering contemplated hereby or the process leading thereto (irrespective of whether such Underwriter has advised or is currently advising the Company or the Selling Stockholders on other matters) or any other obligation to the Company or the Selling Stockholders except the obligations expressly set forth in this Agreement and (iv) each of the Company and the Selling Stockholders has consulted its own legal and financial advisors to the extent it deemed appropriate.  Each of the Company and the Selling Stockholders agrees that it will not claim that the Underwriters, or any of them, has rendered advisory services of any nature or respect, or owes a fiduciary or similar duty to the Company or the Selling Stockholders, in connection with such transaction or the process leading thereto.

This Agreement supersedes all prior agreements and understandings (whether written or oral) between the Company and the Selling Stockholders, on the one hand, and the Underwriters, or any of them, on the other, with respect to the subject matter hereof.

Each of the Company and the Selling Stockholders and each of the Underwriters hereby irrevocably waives, to the fullest extent permitted by applicable law, any and all right to trial by jury in any legal proceeding arising out of or relating to this Agreement or the transactions contemplated hereby.

The Company agrees with each of the Underwriters:

To prepare the Prospectus in a form approved by the Lead Managers and to file such Prospectus pursuant to Rule 424(b) under the Act not later than the Commission’s close of business on the second business day following the execution and delivery of this Agreement, or, if applicable, such earlier time as may be required by Rule 430A(a)(3) under the Act; to make no further amendment or any supplement to the Registration Statement or the Prospectus except as permitted herein or with the Consent of Thomas Weisel Partners LLC; to advise the Lead Managers, promptly after it receives notice thereof, of the time when any amendment to the Registration Statement has been filed or becomes effective or any supplement to the Prospectus or any amended Prospectus has been filed and to furnish you with copies thereof; to file promptly all material required to be filed by the Company with the Commission pursuant to Rule 433(d) under the Act; to advise the Lead Managers, promptly after it receives notice thereof, of the issuance by the Commission of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus in respect of the Shares, of the suspension of the qualification of the Shares for offering or sale in any jurisdiction, of the initiation or threatening of any proceeding for any such purpose, or of any request by the Commission for the amending or supplementing of the Registration Statement or the Prospectus or for additional information; and, in the event of the issuance of any stop order or of any order preventing or suspending the use of any Preliminary Prospectus or other prospectus or suspending any such qualification, to promptly use its best efforts to obtain the withdrawal of such order;

Promptly from time to time to take such action as the Lead Managers may reasonably request to qualify the Shares for offering and sale under the securities laws of such jurisdictions as the Lead Managers may reasonably request and to comply with such laws so as to permit the continuance of sales and dealings therein in such jurisdictions for as long as may be necessary to complete the distribution of the Shares, provided that in connection therewith the Company shall not be required to qualify as a foreign corporation or to file a general consent to service of process in any jurisdiction;

Prior to 10:00 A.M., New York City time, on the New York Business Day next succeeding the date of this Agreement and from time to time, to furnish the Underwriters with written and electronic copies of the Prospectus in New York City in such quantities as you may reasonably request, and, if the delivery of a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is required at any time prior to the expiration of nine months after the time of issue of the Prospectus in connection with the offering or sale of the Shares and if at such time any events shall have occurred as a result of which the Prospectus as then amended or supplemented would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made when such Prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) is delivered, not misleading, or, if for any other reason it shall be necessary during such same period to amend or supplement the Prospectus in order to comply with the Act, to notify you and upon your request to prepare and furnish without charge to each Underwriter and to any dealer in securities as many written and electronic copies as you may from time to time reasonably request of an amended Prospectus or a supplement to the Prospectus which will correct such statement or omission or effect such compliance, and in case any Underwriter is required to deliver a prospectus (or in lieu thereof, the notice referred to in Rule 173(a) under the Act) in connection with sales of any of the Shares at any time nine months or more after the time of issue of the Prospectus, upon your request but at the expense of such Underwriter, to prepare and deliver to such Underwriter as many written and electronic copies as you may request of an amended or supplemented Prospectus complying with Section 10(a)(3) of the Act;

To make generally available to its securityholders as soon as practicable, but in any event not later than eighteen months after the effective date of the Registration Statement (as defined in Rule 158(c) under the Act), an earning statement of the Company and its subsidiary (which need not be audited) complying with Section 11(a) of the Act and the rules and regulations of the Commission thereunder (including, at the option of the Company, Rule 158);

During the period beginning from the date hereof and continuing to and including the date 90 days after the date of the Prospectus (the initial “Lock Up Period”) used to sell the Shares (the “Public Offering Date”), not to offer, sell, contract to sell or otherwise dispose of, except as provided hereunder, any securities of the Company that are substantially similar to the Shares, including but not limited to any securities that are convertible into or exchangeable for, or that represent the right to receive, Stock or any such substantially similar securities (other than pursuant to employee stock option plans existing on, or upon the conversion or exchange of convertible or exchangeable securities outstanding as of, the date of this Agreement), without your prior written consent; provided, however, that if (1) during the last 17 days of the initial Lock-Up Period, the Company releases earnings results or announces material news or a material event or (2) prior to the expiration of the initial Lock-Up period, the Company announces that it will release earnings results during the 15-day period following the last day of the initial Lock-Up Period, then in each case the Lock-Up Period will be automatically extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the announcement of the material news or material event, as applicable, unless Thomas Weisel Partners LLC waives, in writing, such extension; the Company will provide the representatives and any co-managers and each stockholder subject to the Lock-Up Period pursuant to the lock-up letters described in Section 9(i) with prior notice of any such announcement that gives rise to an extension of the Lock-Up Period;

Unless otherwise publicly available in electronic format on the website of the Company or the Commission, to furnish to its stockholders as soon as practicable after the end of each fiscal year an annual report (including a balance sheet and statements of income, stockholders’ equity and cash flows of the Company and its consolidated subsidiary certified by independent public accountants) and, as soon as practicable after the end of each of the first three quarters of each fiscal year (beginning with the fiscal quarter ending after the effective date of the Registration Statement), to make available to its stockholders consolidated summary financial information of the Company and its subsidiary for such quarter in reasonable detail;

During a period of three years from the effective date of the Registration Statement, unless otherwise publicly available in electronic format on the website of the Company or the Commission, to furnish to the Lead Managers copies of all reports or other communications (financial or other) furnished to stockholders, and to furnish to the Lead Managers as soon as they are available, copies of any reports and financial statements furnished to or filed with the Commission or any national securities exchange on which any class of securities of the Company is listed;

To use the net proceeds received by it from the sale of the Shares pursuant to this Agreement in the manner specified in the Pricing Prospectus and the Prospectus under the caption “Use of Proceeds”;

If the Company elects to rely upon Rule 462(b), the Company shall file a Rule 462(b) Registration Statement with the Commission in compliance with Rule 462(b) by 10:00 P.M., Washington, D.C. time, on the date of this Agreement, and the Company shall at the time of filing either pay to the Commission the filing fee for the Rule 462(b) Registration Statement or give irrevocable instructions for the payment of such fee pursuant to Rule 111(b) under the Act; and

Upon request of any Underwriter, to furnish, or cause to be furnished, to such Underwriter an electronic version of the Company’s logo (“Logo”) solely for use on the website, if any, operated by such Underwriter solely for the purpose of facilitating the on-line offering of the Shares (the “License”).  Use of the Logo is subject to Company’s prior inspection and approval.  All representations of Logo must first be furnished to the Company for approval (which will not be unreasonably withheld) of design, color, and other details or will be an exact copy of the Logo furnished by the Company.  Each Underwriter will fully comply with all guidelines, if any, communicated by Company with respect to use of the Logo.  The Company may modify the Logo or substitute an alternative mark for the Logo with prior notice to the Underwriter.  The License is limited to the purpose specified, is granted without any fee, and is not assignable or transferable by any Underwriter.  The License shall terminate and expire on the earlier to occur of the completion of the Offering and October 31, 2006.

(a)

The Company represents and agrees that, without the prior written consent of Thomas Weisel Partners LLC, it has not made and will not make any offer relating to the Shares that would constitute a “free writing prospectus” as defined in Rule 405 under the Act; each Underwriter represents and agrees that, without the prior written consent of the Company and Thomas Weisel Partners LLC, it has not made and will not make any offer relating to the Shares that would constitute a free writing prospectus; any such free writing prospectus the use of which has been consented to in writing by the Company and Thomas Weisel Partners LLC is listed on Schedule III hereto;

The Company has complied and will comply with the requirements of Rule 433 under the Act applicable to any Issuer Free Writing Prospectus, including timely filing with the Commission or retention where required and legending; and the Company represents that it has satisfied and agrees that it will satisfy the conditions under Rule 433 under the Act to avoid a requirement to file with the Commission any electronic road show;

The Company agrees that if at any time following issuance of an Issuer Free Writing Prospectus any event occurred or occurs as a result of which such Issuer Free Writing Prospectus would conflict with the information in the Registration Statement, the Pricing Prospectus or the Prospectus or would include an untrue statement of a material fact or omit to state any material fact necessary in order to make the statements therein, in the light of the circumstances then prevailing, not misleading, the Company will give prompt notice thereof to Thomas Weisel Partners LLC and, if requested by Thomas Weisel Partners LLC, will prepare and furnish without charge to each Underwriter an Issuer Free Writing Prospectus or other document which will correct such conflict, statement or omission; provided, however, that this representation and warranty shall not apply to any statements or omissions in an Issuer Free Writing Prospectus made in reliance upon and in conformity with information furnished in writing to the Company by an Underwriter through one of the Lead Managers expressly for use therein.

The Company covenants and agrees with the several Underwriters and the Selling Stockholders that the Company will pay or cause to be paid the following: (i) the fees, disbursements and expenses of the Company’s counsel and accountants and counsel for Selling Stockholders (not to exceed, with respect to any Selling Stockholder, $5,000) in connection with the registration of the Shares under the Act and all other expenses in connection with the preparation, printing and filing of the Registration Statement, any Preliminary Prospectus, any Issuer Free Writing Prospectus and the Prospectus and amendments and supplements thereto and the mailing and delivering of copies thereof to the Underwriters and dealers; (ii) the cost of producing any Agreement Among Underwriters, this Agreement, the Blue Sky Memorandum, closing documents (including compilations thereof) and any other documents in connection with the offering, purchase, sale and delivery of the Shares; (iii) all expenses (not to exceed $15,000 in the aggregate) in connection with the qualification of the Shares for offering and sale under state securities laws as provided in Section 6(b) hereof, including the fees and disbursements of counsel for the Underwriters in connection with such qualification and in connection with the preparation of the Blue Sky survey; (iv) all fees and expenses in connection with listing the Shares on the NASDAQ; (v) the filing fees incident to, and the fees and disbursements of counsel for the Underwriters in connection with, securing any required review by the NASD of the terms of the sale of the Shares; (vi) the cost of preparing stock certificates; (vii) the costs and expenses relating to investor presentations or any “roadshow” undertaken in connection with any marketing of the Shares, including up to 50 percent of the costs of chartering any airplanes in connection therewith, but excluding other travel expenses of the Underwriters; (viii) the cost and charges of any transfer agent or registrar; (ix) the costs and charges of the Custodian of the Shares to be sold by the Selling Stockholders and (x) all other costs and expenses incident to the performance of its obligations hereunder which are not otherwise specifically provided for in this Section.  Without limiting the effect of the last sentence of this Section 8, each Selling Stockholder will pay or cause to be paid all expenses and taxes incident to the sale and delivery of the Shares to be sold by such Selling Stockholder to the Underwriters hereunder.  In connection with the preceding sentence, Thomas Weisel Partners LLC agrees to pay New York State stock transfer tax, and the Selling Stockholder agrees to reimburse Thomas Weisel Partners LLC for associated carrying costs if such tax payment is not rebated on the day of payment and for any portion of such tax payment not rebated.  It is understood that (i) the Selling Stockholders shall pay all costs and expenses incident to the performance of their obligations under this Agreement except to the extent such costs and expenses are expressly assumed by the Company or Underwriters pursuant to this Agreement and (ii) except as provided in Sections 10 and 13 hereof, the Underwriters will pay all of their own costs and expenses, including, without limitation, the fees of their counsel and stock transfer taxes on resale of any of the Shares by them.

The obligations of the Underwriters hereunder, as to the Shares to be delivered at each Time of Delivery, shall be subject, in their discretion, to the condition that all representations and warranties and other statements of the Company and of the Selling Stockholders herein are, at and as of such Time of Delivery, true and correct, the condition that the Company and the Selling Stockholders shall have performed all of its and their obligations hereunder theretofore to be performed, and the following additional conditions:

The Prospectus shall have been filed with the Commission pursuant to Rule 424(b) under the Act within the applicable time period prescribed for such filing by the rules and regulations under the Act and in accordance with Section 6(a) hereof; all material required to be filed by the Company pursuant to Rule 433(d) under the Act shall have been filed with the Commission within the applicable time period prescribed for such filing by Rule 433; if the Company has elected to rely upon Rule 462(b) under the Act, the Rule 462(b) Registration Statement shall have become effective by 10:00 P.M., Washington, D.C. time, on the date of this Agreement; no stop order suspending the effectiveness of the Registration Statement or any part thereof shall have been issued and no proceeding for that purpose shall have been initiated or threatened by the Commission; no stop order suspending or preventing the use of the Prospectus or any Issuer Free Writing Prospectus shall have been initiated or threatened by the Commission; and all requests for additional information on the part of the Commission shall have been complied with to the reasonable satisfaction of Thomas Weisel Partners LLC;

Weil Gotshal & Manges LLP, counsel for the Underwriters, shall have furnished to you such written opinion or opinions, dated such Time of Delivery, in the form attached as Annex II(a) hereto;

Wilson Sonsini Goodrich & Rosati P.C., counsel for the Company, shall have furnished to you their written opinion and letter, dated such Time of Delivery, in the form attached as Annex II(b) hereto;

The respective counsel for each of the Selling Stockholders, as indicated in Schedule II hereto, each shall have furnished to you their written opinion with respect to each of the Selling Stockholders for whom they are acting as counsel (a draft of each such opinion is attached as Annex II(c) hereto), dated such Time of Delivery, in form and substance satisfactory to you, to the effect that:

A Power-of-Attorney and a Custody Agreement have been duly authorized, executed and delivered by such Selling Stockholder and constitute valid and legally binding obligations of each such Selling Stockholder enforceable in accordance with their terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights, to general equity principles and to limitations on rights to indemnity, contribution, reimbursement and the like under applicable law and public policy;

This Agreement has been duly authorized (if such Selling Stockholder is not a natural person), executed and delivered by or on behalf of such Selling Stockholder; and the sale of the Shares to be sold by such Selling Stockholder hereunder and the compliance by such Selling Stockholder with all of the provisions of this Agreement and the Custody Agreement and the consummation of the transactions herein and therein contemplated will not conflict with or result in a breach or violation of any terms or provisions of, or constitute a default under, any statute, indenture, mortgage, deed of trust, loan agreement or other material agreement or instrument known to such counsel to which such Selling Stockholder is a party or by which such Selling Stockholder is bound or to which any of the property or assets of such Selling Stockholder is subject, nor will such action result in any violation of the provisions of the Certificate of Incorporation or By-laws of such Selling Stockholder if such Selling Stockholder is a corporation, the Partnership Agreement of such Selling Stockholder if such Selling Stockholder is a partnership, or any other organizational and/or governing document of such Selling Stockholder if such Selling Stockholder is not a natural person, except for such breaches, defaults or violations that would not have an adverse effect on the ability of such Selling Stockholder to perform its obligations under this Agreement and the Custody Agreement;

No consent, approval, authorization or order of any court or governmental agency or body is required for the consummation of the transactions contemplated by this Agreement in connection with the Shares to be sold by such Selling Stockholder hereunder, except for the registration of the Shares under the Act and any such consent, approval, authorization or order which has been duly obtained and is in full force and effect, such as may be required under the Act and such as may be required under state securities or Blue Sky laws in connection with the purchase and distribution of such Shares by the Underwriters; and

Assuming that each Underwriter acquires its interest in the Shares it has purchased from such Selling Stockholder without notice of any adverse claim (within the meaning of Section 8-105 of the UCC, each Underwriter that has purchased such Shares delivered at the Time of Delivery to DTC or other securities intermediary by making payment therefore as provided herein, and that has had such Shares credited to the securities accounts of such Underwriter maintained with the DTC or such other securities intermediary will have acquired a security entitlement (within the meaning of Section 8-102(a) of the UCC) to such Shares purchased by such Underwriter, and no action based on an adverse claim (within the meaning of Section 8-105 of the UCC) may be asserted successfully against each Underwriter with respect to such Shares.

In rendering such opinion, such counsel may rely upon a certificate of such Selling Stockholder in respect of matters of fact, provided that such counsel shall state that they are not aware of any reason why they are not justified in relying upon such certificate;

On the date of the Prospectus at a time prior to the execution of this Agreement, at 9:30 a.m., New York City time, on the effective date of any post-effective amendment to the Registration Statement filed subsequent to the date of this Agreement and also at each Time of Delivery, Singer Lewak Greenbaum & Goldstein LLP and PricewaterhouseCoopers LLP shall have furnished to you a letter or letters, dated the respective dates of delivery thereof, in form and substance satisfactory to you, to the effect set forth in Annex I –A and Annex I-B hereto (the executed copy of the letter delivered prior to the execution of this Agreement is attached as Annex I-A(a)and Annex I-B(a) hereto and a draft of the form of letter to be delivered on the effective date of any post-effective amendment to the Registration Statement and as of each Time of Delivery is attached as Annex I-A(b) and Annex I-B(b) hereto);

(i) The Company and the subsidiary, taken as a whole, shall not have sustained since the date of the latest audited financial statements included in the Pricing Prospectus any loss or interference with its business from fire, explosion, flood or other calamity, whether or not covered by insurance, or from any labor dispute or court or governmental action, order or decree, otherwise than as set forth or contemplated in the Pricing Prospectus, and (ii) since the respective dates as of which information is given in the Pricing Prospectus there shall not have been any change in the capital stock (excluding the grant of equity incentives to officers, directors, employees, and consultants in the ordinary course of business) or long-term debt of the Company or its subsidiary or any change, or any development involving a prospective change, in or affecting the business, operations, assets, condition (financial or otherwise) or results of operations of the Company and its consolidated subsidiary, otherwise than as set forth or contemplated in the Pricing Prospectus, the effect of which, in any such case described in clause (i) or (ii), is in the judgment of Thomas Weisel Partners LLC so material and adverse as to make it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Pricing Prospectus;

On or after the Applicable Time there shall not have occurred any of the following: (i) a suspension or material limitation in trading in securities generally on the NYSE or on NASDAQ; (ii) a suspension or material limitation in trading in the Company’s securities on NASDAQ; (iii) a general moratorium on commercial banking activities declared by either Federal or New York or California State authorities or a material disruption in commercial banking or securities settlement or clearance services in the United States; (iv) the outbreak or escalation of hostilities involving the United States or the declaration by the United States of a national emergency or war or (v) the occurrence of any other calamity or crisis or any change in financial, political or economic conditions in the United States or elsewhere, if the effect of any such event specified in clause (iv) or (v) in your judgment makes it impracticable or inadvisable to proceed with the public offering or the delivery of the Shares being delivered at such Time of Delivery on the terms and in the manner contemplated in the Prospectus;

The Shares to be sold at such Time of Delivery shall have been duly listed, subject to notice of issuance, for quotation on NASDAQ;

The Company has obtained and delivered to the Underwriters executed copies of an agreement from the stockholders listed on Schedule IV hereto, substantially to the effect set forth in Annex III hereto;

The Company shall have complied with the provisions of Section 6(c) hereof with respect to the furnishing of prospectuses on the New York Business Day next succeeding the date of this Agreement;

The Company shall have furnished or caused to be furnished to you at such Time of Delivery certificates of officers of the Company satisfactory to you as to the accuracy of the representations and warranties of the Company herein at and as of such Time of Delivery, as to the performance by the Company of all of its respective obligations hereunder to be performed at or prior to such Time of Delivery, and as to such other matters as you may reasonably request, and the Company shall have furnished or caused to be furnished certificates as to the matters set forth in subsections (a) and (f) of this Section; and

The Selling Stockholders shall have furnished or caused to be furnished to you at such Time of Delivery certificates of officers or general partners of the Selling Stockholders substantially in the form attached hereto as Annex IV.

(a)

The Company will indemnify and hold harmless each Underwriter and each of the Selling Stockholders against any losses, claims, damages or liabilities, joint or several, to which such Underwriter or Selling Stockholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse each Underwriter and Selling Stockholder for any legal or other expenses reasonably incurred by such Underwriter or Selling Stockholder in connection with investigating or defending any such action or claim as such expenses are incurred; provided, however, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with, (i) in the case of an Underwriter, written information furnished to the Company by any Underwriter through Thomas Weisel Partners LLC expressly for use therein; provided, however, that such information shall consist solely of (A) information regarding the delivery of the shares by Thomas Weisel Partners LLC set forth on the Cover Page of the Prospectus and in the sentence immediately before the subsection entitled "Over-Allotment Option" under the caption "Underwriting" in the Prospectus, and (B) the information contained in the subsections entitled "Commissions and Discounts," the third sentence of the first paragraph of "No Sales of Similar Securities," "Short Sales, Stabilizing Transactions and Penalty Bids" and "Discretionary Sales" under the caption “Underwriting” in the Prospectus, or (ii) in the case of a Selling Stockholder, written information furnished to the Company or Thomas Weisel Partners LLC by such Selling Stockholder expressly for use therein.

Each of the Selling Stockholders will, severally and not jointly, indemnify and hold harmless the Company and each Underwriter against any losses, claims, damages or liabilities to which the Company or such Underwriter may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with information relating to a Selling Stockholder furnished to the Company in writing by such Selling Stockholder expressly for use therein; and will reimburse the

Company and each Underwriter for any legal or other expenses reasonably incurred by the Company or such Underwriter in connection with investigating or defending any such action or claim as such expenses are incurred.

Each Underwriter will indemnify and hold harmless the Company and each Selling Stockholder against any losses, claims, damages or liabilities to which the Company or such Selling Stockholder may become subject, under the Act or otherwise, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon an untrue statement or alleged untrue statement of a material fact contained in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, or arise out of or are based upon the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was made in the Registration Statement, any Preliminary Prospectus, the Pricing Prospectus or the Prospectus, or any amendment or supplement thereto, or any Issuer Free Writing Prospectus, in reliance upon and in conformity with written information furnished to the Company by such Underwriter through one of the Lead Managers expressly for use therein; and will reimburse the Company and each Selling Stockholder for any legal or other expenses reasonably incurred by the Company or such Selling Stockholder in connection with investigating or defending any such action or claim as such expenses are incurred.

Promptly after receipt by an indemnified party under subsection (a), (b) or (c) above of notice of any claim or the commencement of any action, such indemnified party shall, if a claim in respect thereof is to be made against the indemnifying party under such subsection, notify the indemnifying party in writing of the claim or commencement of an action with respect thereto; but the delay or omission so to notify the indemnifying party shall not relieve it from any liability which it may have to any indemnified party otherwise than under such subsection and except to the extent such delay or omission was materially prejudicial to the indemnifying party.  In case any such action shall be brought against any indemnified party and it shall notify the indemnifying party of the commencement thereof, the indemnifying party shall be entitled to participate therein and, to the extent that it shall wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to the indemnifying party), and, after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party under such subsection for any legal expenses of other counsel or any other expenses, in each case subsequently incurred by such indemnified party, in connection with the defense thereof other than reasonable costs of investigation.  No indemnifying party shall, (i) without the written consent of the indemnified party (which will not be unreasonably withheld), effect the settlement or compromise of, or consent to the entry of any judgment with respect to, any pending or threatened action or claim in respect of which indemnification or contribution may be sought hereunder (whether or not the indemnified party is an actual or potential party to such action or claim) unless such settlement, compromise or judgment (A) includes an unconditional release of the indemnified party from all liability arising out of such action or claim and (B) does not include a statement as to or an admission of fault, culpability or a failure to act, by or on behalf of any indemnified party or (ii) be liable for any settlement by an indemnified party of any action effected without the written consent of the indemnifying party (which will not be unreasonably withheld); provided, however, that if such action or claim is settled with the consent of the indemnifying party or if there is a final, non-appealable judgment of the plaintiff in any such action, the indemnifying party agrees to indemnify and hold harmless an indemnified party in accordance with this Section 10.

If the indemnification provided for in this Section 10 is unavailable to or insufficient to hold harmless an indemnified party under subsection (a), (b) or (c) above in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to therein, then each indemnifying party shall, in lieu of indemnifying such indemnified party, contribute to the amount paid or payable by such indemnified party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative benefits received by the Company and the Selling Stockholders on the one hand and the Underwriters on the other from the offering of the Shares.  If, however, the allocation provided by the immediately preceding sentence is not permitted by applicable law or if the indemnified party failed to give the notice required under subsection (d) above, then each indemnifying party shall contribute to such amount paid or payable by such indemnified party in such proportion as is appropriate to reflect not only such relative benefits but also the relative fault of the Company and the Selling Stockholders on the one hand and the Underwriters on the other in connection with the statements or omissions which resulted in such losses, claims, damages or liabilities (or actions in respect thereof), as well as any other relevant equitable considerations.  The relative benefits received by the Company and the Selling Stockholders on the one hand and the Underwriters on the other with respect to the Offering shall be deemed to be in the same proportion as the total net proceeds from the offering (before deducting expenses) received by the Company and the Selling Stockholders bear to the total underwriting discounts and commissions received by the Underwriters, in each case as set forth in the table on the cover page of the Prospectus.  The relative fault shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Company or the Selling Stockholders on the one hand or the Underwriters on the other and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.  The Company, each of the Selling Stockholders and the Underwriters agree that it would not be just and equitable if contributions pursuant to this subsection (e) were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this subsection (e).  The amount paid or payable by an indemnified party as a result of the losses, claims, damages or liabilities (or actions in respect thereof) referred to above in this subsection (e) shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in connection with investigating or defending any such action or claim.  Notwithstanding the provisions of this subsection (e), no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Shares underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of such untrue or alleged untrue statement or omission or alleged omission.  No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.  The Underwriters’ obligations in this subsection (e) to contribute are several in proportion to their respective underwriting obligations and not joint.  The Selling Stockholders’ obligations in this subsection (e) to contribute are several and not joint with respect to each other Selling Stockholder.

The obligations of the Company and the Selling Stockholders under this Section 10 shall be in addition to any liability which the Company and the respective Selling Stockholders may otherwise have and shall extend, upon the same terms and conditions, to each person, if any, who controls any Underwriter within the meaning of the Act; and the obligations of the Underwriters under this Section 10 shall be in addition to any liability which the respective Underwriters may otherwise have and shall extend, upon the same terms and conditions, to each officer and director of the Company (including any person who, with his or her consent, is named in the Registration Statement as about to become a director of the Company) and to each person, if any, who controls the Company or any Selling Stockholder within the meaning of the Act.

The liability of each Selling Stockholder under the indemnity and contribution provisions of this Section 10 shall be limited to an amount equal to the initial public offering price of the Shares sold by such Selling Stockholder, less the underwriting discount, as set forth on the front cover page of the Prospectus.

(a)

If any Underwriter shall default in its obligation to purchase the Shares which it has agreed to purchase hereunder at a Time of Delivery, you may in your discretion arrange for you or another party or other parties (which may include any non-defaulting Underwriters) to purchase such Shares on the terms contained herein.  Subject to the proviso in the last sentence of subsection (b below relating to the right of the Company and the Selling Stockholders to require the non-defaulting Underwriters to purchase such Shares immediately, if within thirty-six hours after such default by any Underwriter you do not arrange for the purchase of such Shares, then the Company and the Selling Stockholders shall be entitled to a further period of thirty-six hours within which to procure another party or other parties satisfactory to you to purchase such Shares on such terms.  In the event that, within the respective prescribed periods, you notify the Company and the Selling Stockholders that you have so arranged for the purchase of such Shares, or the Company and the Selling Stockholders notify you that they have so arranged for the purchase of such Shares, you or the Company and the Selling Stockholders shall have the right to postpone a Time of Delivery for a period of not more than seven days, in order to effect whatever changes may thereby be made necessary in the Registration Statement or the Prospectus, or in any other documents or arrangements, and the Company agrees to file promptly any amendments or supplements to the Registration Statement or the Prospectus which in your opinion may thereby be made necessary.  The term “Underwriter” as used in this Agreement shall include any person substituted under this Section with like effect as if such person had originally been a party to this Agreement with respect to such Shares.

If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company and the Selling Stockholders as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased does not exceed one-eleventh of the aggregate number of all the Shares to be purchased at such Time of Delivery, then the Company and the Selling Stockholders shall have the right to require each non-defaulting Underwriter to purchase the number of Shares which such Underwriter agreed to purchase hereunder at such Time of Delivery and, in addition, to require each non-defaulting Underwriter to purchase its pro rata share (based on the number of Shares which such Underwriter agreed to purchase hereunder) of the Shares of such defaulting Underwriter or Underwriters for which such arrangements have not been made; provided that (i) nothing herein shall relieve a defaulting Underwriter from liability for its default, and (ii) in the event that the initial number of Shares subject to default by an Underwriter or Underwriters is less than one-eleventh of the aggregate number of all Shares to be purchased at such Time of Delivery, the Company and the Selling Stockholders shall have the right to require the non-defaulting Underwriters to purchase such Shares immediately without reference to the thirty-six hour period set forth in subsection (a) or any right of the Underwriters to arrange for alternative purchasers.

If, after giving effect to any arrangements for the purchase of the Shares of a defaulting Underwriter or Underwriters by you and the Company and the Selling Stockholders as provided in subsection (a) above, the aggregate number of such Shares which remains unpurchased exceeds one-eleventh of the aggregate number of all of the Shares to be purchased at such Time of Delivery, or if the Company and the Selling Stockholders shall not exercise the right described in subsection (b) above to require non-defaulting Underwriters to purchase Shares of a defaulting Underwriter or Underwriters, then this Agreement (or, with respect to the Second Time of Delivery, the obligations of the Underwriters to purchase and of the Selling Stockholders to sell the Optional Shares) shall thereupon terminate, without liability on the part of any non-defaulting Underwriter or the Company or the Selling Stockholders, except for the expenses to be borne by the Company and the Selling Stockholders and the Underwriters as provided in Section 8 hereof and the indemnity and contribution agreements in Section 10 hereof; but nothing herein shall relieve a defaulting Underwriter from liability for its default, and notwithstanding the foregoing, the Company shall not be required under Section 8 to pay any expenses of any defaulting Underwriter.

The respective indemnities, agreements, representations, warranties and other statements of the Company, the Selling Stockholders and the several Underwriters, as set forth in this Agreement or made by or on behalf of them, respectively, pursuant to this Agreement, shall remain in full force and effect, regardless of any investigation (or any statement as to the results thereof) made by or on behalf of any Underwriter or any controlling person of any Underwriter, or the Company, or any of the Selling Stockholders, or any officer or director or controlling person of the Company, or any controlling person of any Selling Stockholder, and shall survive delivery of and payment for the Shares.

If this Agreement shall be terminated pursuant to Section 11 hereof, neither the Company nor the Selling Stockholders shall then be under any liability to any Underwriter except as provided in Sections 10 and 12 hereof; but, if for any other reason any Shares are not delivered by or on behalf of the Company and the Selling Stockholders as provided herein, the Company will reimburse the Underwriters through you for all out-of-pocket expenses approved in writing by you, including fees and disbursements of counsel, reasonably incurred by the Underwriters in making preparations for the purchase, sale and delivery of the Shares not so delivered, but the Company and the Selling Stockholders shall then be under no further liability to any Underwriter in respect of the Shares not so delivered except as provided in Sections 10 and 12 hereof.

In all dealings hereunder, you shall act on behalf of each of the Underwriters, and the parties hereto shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of any Underwriter made or given by you jointly or by Thomas Weisel Partners LLC on behalf of you as the representatives; and in all dealings with any Selling Stockholder hereunder, you and the Company shall be entitled to act and rely upon any statement, request, notice or agreement on behalf of such Selling Stockholder made or given by any or all of the Attorneys-in-Fact for such Selling Stockholder.

All statements, requests, notices and agreements hereunder shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you as the representatives in care of Thomas Weisel Partners LLC, One Montgomery Street, Suite 3700, San Francisco, CA 94104, Attention: General Counsel; if to any Selling Stockholder shall be delivered or sent by mail, telex or facsimile transmission to counsel for such Selling Stockholder at its address set forth in Schedule II hereto; and if to the Company shall be delivered or sent by mail, telex or facsimile transmission to the address of the Company set forth in the Registration Statement, Attention: Secretary; provided, however, that any notice to an Underwriter pursuant to Section 10(e) hereof shall be delivered or sent by mail, telex or facsimile transmission to such Underwriter at its address set forth in its Underwriters’ Questionnaire or telex constituting such Questionnaire, which address will be supplied to the Company or the Selling Stockholders by you on request; provided, however, that notices under Section 6(e) shall be in writing, and if to the Underwriters shall be delivered or sent by mail, telex or facsimile transmission to you as the representatives at Thomas Weisel Partners LLC, One Montgomery Street, Suite 3700, San Francisco, CA 94104, Attention: General Counsel; if to any other signatory to an agreement referred to in Section 9(i), to the address listed on the signature page thereto.  Any such statements, requests, notices or agreements shall take effect upon receipt thereof.

This Agreement shall be binding upon, and inure solely to the benefit of, the Underwriters, the Company and the Selling Stockholders and, to the extent provided in Sections 10 and 12 hereof, the officers and directors of the Company and each person who controls the Company, any Selling Stockholder or any Underwriter, and their respective heirs, executors, administrators, successors and assigns, and no other person shall acquire or have any right under or by virtue of this Agreement.  No purchaser of any of the Shares from any Underwriter shall be deemed a successor or assign by reason merely of such purchase.

Time shall be of the essence of this Agreement.  As used herein, the term “business day” shall mean any day when the Commission’s office in Washington, D.C. is open for business.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

This Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such counterparts shall together constitute one and the same instrument.

If the foregoing is in accordance with your understanding, please sign and return to us one for the Company and each of the Representatives plus one for each counsel, of any counterparts hereof, and upon the acceptance hereof by you, on behalf of each of the Underwriters, this letter and such acceptance hereof shall constitute a binding agreement among each of the Underwriters, the Company and each of the Selling Stockholders.  It is understood that your acceptance of this letter on behalf of each of the Underwriters is pursuant to the authority set forth in a form of Agreement among Underwriters, the form of which shall be submitted to the Company and the Selling Stockholders for examination, upon request, but without warranty on your part as to the authority of the signers thereof.

Any person executing and delivering this Agreement as Attorney-in-Fact for a Selling Stockholder represents by so doing that he has been duly appointed as Attorney-in-Fact by such Selling Stockholder pursuant to a validly existing and binding Power-of-Attorney which authorizes such Attorney-in-Fact to take such action.

Very truly yours,

Occam Networks, Inc.

By:

/s/ Robert L. Howard-Anderson

       Name: Robert L. Howard-Anderson

        Title:   President, Chief Executive Officer and Director

The Selling Stockholders named in Schedule II to this Agreement

By:

/s/ Christopher B. Farrell

Name:  Christopher B. Farrell

Attorney-in-fact

Accepted as of the date hereof at San Francisco, California

Thomas Weisel Partners LLC

By:

     /s/ Blake Kim

Name:   Blake Kim

Title:     Partner

On behalf of each of the Underwriters

SCHEDULE I

Underwriter	Total Number of Firm Shares to be Purchased
Thomas Weisel Partners LLC	2,625,000
Jefferies and Company, Inc.	1,575,000
Canaccord Adams Inc.	525,000
Merriman Curhan Ford & Co.	525,000

Total	5,250,000

SCHEDULE II

	Total Number of Firm Shares to be Sold	Number of Optional Shares to be Sold if Maximum Option Exercised
The Company	3,750,000	32,500
The Selling Stockholders:
U.S. Venture Partners V, L.P. (a)	64,745	32,372
USVP V International, L.P.	3,597	1,799
2180 Associates Fund V, L.P.	2,014	1,007
USVP V Entrepreneur Partners, L.P.	1,583	791
U.S. Venture Partners VII, L.P.	593,340	296,670
2180 Associates Fund VII, L.P.	12,361	6,181
USVP V Entrepreneur Partners VII-A, L.P.	6,180	3,090
USVP V Entrepreneur Partners VII-B, L.P.	6,180	3,090
2735 Sand Hill Road
Menlo Park, CA 94025
Total	690,000	345,000

Norwest Venture Partners VIII, L.P.(a)	304,718	121,887
NVP Entrepreneurs Fund VIII, L.P.	15,282	6,113
525 University Avenue, Suite 800
Palo Alto, CA 94301
Total	320,000	128,000

Alta California Partners III, L.P. (b)	237,965	118,982
Alta Embarcadero Partners III, LLC	8,035	4,018
One Embarcadero Center, Suite 450
San Francisco, CA 94111
Total	246,000	123,000

New Enterprise Associates 9, L.P. (c)	244,000	122,000
2490 Sand Hill Road
Menlo Park, CA 94025
Total	244,000	122,000

Robert Howard-Anderson (d)	--	15,000
Mark Rumer (d)	--	22,000
c/o Occam Networks, Inc.
77 Robin Hill Road
Santa Barbara, CA 93117

Total	5,250,000	787,500

(a) This Selling Stockholder is represented by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP and has appointed Robert Howard-Anderson and Christopher Farrell, and each of them, as the Attorneys-in-Fact for such Selling Stockholder.

(b) This Selling Stockholder is represented by Morrison & Foerster LLP and has appointed Robert Howard-Anderson and Christopher Farrell, and each of them, as the Attorneys-in-Fact for such Selling Stockholder.

(c) This Selling Stockholder is represented by Proskauer Rose LLP and has appointed Robert Howard-Anderson and Christopher Farrell, and each of them, as the Attorneys-in-Fact for such Selling Stockholder.

(d) This Selling Stockholder has appointed Robert Howard-Anderson and Christopher Farrell, and each of them, as the Attorneys-in-Fact for such Selling Stockholder.

2

SCHEDULE III

ISSUER FREE WRITING PROSPECTUSES

1.  Issuer free writing prospectus, dated November 1, 2006

SCHEDULE IV

Lock Up Agreements

U.S. Venture Partners V, L.P.
USVP V International, L.P.
2180 Associates Fund V, L.P.
USVP V Entrepreneur Partners, L.P.
U.S. Venture Partners VII, L.P.
2180 Associates Fund VII, L.P.
USVP VII-A Entrepreneur Partners, L.P.
USVP VII-B Entrepreneur Partners, L.P.
Norwest Venture Partners VIII, L.P.
NVP Entrepreneurs Fund VIII, L.P.
Tellabs Equity Holdings Corporation
Windward Ventures, L.P.
Windward Ventures 2000, L.P.
Windward Ventures 2000-A, L.P.
Crescent Ventures
Alta California Partners III, L.P.
Alta Embarcadero Partners III, LLC
New Enterprises Associates 9, L.P.
Hook Communications Partners, L.P.
Hook Partners V, L.P.
Robert Abbott
Mark Rumer
Brian Strom
Russell Sharer
Kenneth Cole
Robert Howard-Anderson
David Mason
Christopher B. Farrell
Thomas Pardun
Robert Bylin
Gregory Dion
Nathan Harrell
Steven M. Krausz

2

Exhibit C

ACTION BY WRITTEN CONSENT OF

THE HOLDERS OF SERIES A-2 PREFERRED STOCK OF

OCCAM NETWORKS, INC.

Pursuant to Section 228 of the Delaware General Corporation Law and the bylaws of Occam Networks, Inc., a Delaware corporation (the “Company”), the undersigned holders of outstanding Series A-2 Preferred Stock of the Company hereby take the following actions and adopt the following resolutions by written consent.

WHEREAS, section 6(b) of the Certificate of Designation of Series A-2 Convertible Preferred Stock of Occam Networks, Inc., as amended (the “Series A-2 Certificate”) provides that “[e]ach outstanding share of Series A-2 Preferred Stock shall be automatically converted into shares of Common Stock at the then-effective Conversion Rate upon the written consent of holders of not less than 66 2/3% of the then-outstanding Series A-2 Preferred Stock.”

WHEREAS, the Company is currently in the process of completing a follow-on public offering of its Common Stock, including shares to be offered by certain holders of Series A-2 Preferred Stock, as described in the Registration Statement on Form S-1 (No. 333-134318) (the “Offering”).

WHEREAS, the undersigned holders collectively hold more than 66 2/3% of the outstanding shares of Series A-2 Preferred Stock of the Company.

WHEREAS, in connection with the Offering, the Company and the undersigned stockholders have agreed to convert all outstanding shares of Series A-2 Preferred Stock to Common Stock in accordance with Section 6 of the Series A-2 Certificate.

WHEREAS, due to the closure of the office of the Secretary of State of the State of Delaware on November 7, 2006, the date on which the closing of the Offering is scheduled to take place, it has become necessary to (i) file the Company’s Amended and Restated Certificate of Incorporation, and (ii) cause the conversion of the Series A-2 Preferred Stock to become effective upon November 6, 2006, the day immediately prior to such closing, in lieu of the previously anticipated conversion based on the closing of the Offering.

NOW THEREFORE BE IT RESOLVED THAT, effective upon the filing of the Company’s Amended and Restated Certificate of Incorporation with the Secretary of State of the State of Delaware on November 6, 2006, all outstanding shares of Series A-2 Preferred Stock of the Company shall automatically and without further action on the part of the holders of such Series A-2 Preferred Stock, be converted into shares of Common Stock of the Company in accordance with Section 6(b) of the Series A-2 Certificate.

RESOLVED FURTHER, that this Action by Written Consent supersedes in its entirety that certain Action by Written Consent of the Holders of Series A-2 Preferred Stock of Occam Networks, Inc. previously executed by certain holders of Series A-2 Preferred Stock, which provided that the conversion of the Series A-2 Preferred Stock would become effective at 9:00 am EDT on the third business day prior to the closing of the first sale of the Common Stock in the Offering.

IN WITNESS WHEREOF, by executing this Action by Written Consent of Stockholders, each undersigned Stockholder is giving written consent with respect to all shares of the Company’s capital stock held by such Stockholder in favor of the above resolutions.  This Action by Written Consent of Stockholders may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one action.  Any copy, facsimile or other reliable reproduction of this action may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction be a complete reproduction of the entire original writing.

STOCKHOLDER

(Signature)

(Print Name)

(Print entity if signing on behalf of an entity)

(Print title if signing on behalf of an entity)

(Print Date)

[Series A-2 Consent to Conversion]